Via EDGAR, U.S. Mail and Facsimile to (703) 813-6984

July 7, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:    Ms. Jessica Barberich
                   Assistant Chief Accountant
                   Mail Stop 3010

Re:             The Goldman Sachs Group, Inc.

                   Form 10-K for the Year ended November 28, 2008 (“Form 10-K”)
                   Form 10-Q for the Period ended March 27, 2009 (“Form 10-Q”)

                   File No. 1-14965

Dear Ms. Barberich:

We are in receipt of the letter, dated June 23, 2009, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings. We thank the Staff for its comments and we look forward to resolving any additional comments. For your convenience, we have included the Staff’s comments below, followed by our responses.

Form 10-K for the Year Ended November 28, 2008

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

1.

We note your response to our prior comment 4 and reissue the comment. We note that the footnotes to the tables on page 156 of your Form 10-K and on page 31 of your Form 10-Q for the period ended March 27, 2009 do not discuss the specific significant inputs that became observable or unobservable. You refer to “reduced price transparency” but you do not provide a discussion of specific inputs. Please tell us the specific significant inputs that became unobservable and observable for transfers into and out of Level 3, respectively, and please consider expanding your disclosure in future filings.

Response:

The footnotes in our Form 10-K and Form 10-Q that refer to “reduced price transparency” relate to either cash instruments or derivative instruments. The significant inputs to the valuations of derivative instruments that became unobservable during the period are primarily correlation inputs and market prices of the underlying instruments. The significant inputs to the valuations of cash instruments that became unobservable during the period are primarily the market prices for these or similar assets (primarily due to a reduction in the number of bid/offer quotations in the market and lower levels of observed trading activity). In future filings, we will ensure our disclosures clarify the significant inputs that became unobservable or observable.

Provision for Taxes, page 83

2.

We note your response to our prior comment 6, and your discussion regarding your provision for taxes on page 104 of your Form 10-Q for the period ended March 27, 2009. Please include expanded disclosure in future filings to explain significant changes in your effective income tax rate, including expanded discussion of changes in geographic earnings mix and your expectations for future periods, where relevant.

Response: In future Form 10-K and Form 10-Q filings, we will include expanded disclosure to explain significant changes in our effective income tax rate.

Note 3, Financial Instruments

Derivative Activities, page 160

3.

We note your response to our prior comment 14. You told us that you actively hedge single name exposure vs. index exposure. Please tell us what consideration you gave to further breaking out your credit derivative tabular disclosure on page 161 by single name and index exposure.

Response:

As we noted in our response to your prior comment 14, our risk management is based on our net risk position. We actively hedge single name exposure vs. index exposure and our risk management of these positions is based on the single names and related credit spread exposures underlying the related indices. Therefore, our tabular disclosure on page 161 is compiled by disaggregating each index into its underlying single names, consistent with our risk management of these positions. As such, we believe our current presentation is more informative than a presentation which presents the single name exposure and index exposure separately.

4.	We note your response to our prior comment 16. In future filings please further consider disclosing the following:

•	Quantify the notional amount and fair value of credit derivatives by type of counterparty for protection purchased from each type of counterparty and protection sold to each type of counterparty.
•	Discuss the settlement triggers that are typical in your credit derivative portfolio as explained to us in your response.

Response:

In connection with the preparation of our Form 10-Q, we considered quantifying the notional amount and fair value of credit derivatives by type of counterparty. As a result, we added a sentence on page 38 of our Form 10-Q stating that substantially all of the firm’s purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. We made this statement with respect to our purchased credit derivatives, since these transactions principally give rise to counterparty credit exposure. In accordance with the requirements of FSP FAS No. 133-1 and FIN 45-4, we present the table on page 161 of our Form 10-K based on the underliers of the firm’s credit derivatives, rather than on the counterparties to the transaction.

In addition, substantially all of our derivatives are transacted pursuant to master netting agreements which provide for counterparty netting across various contract types (i.e. interest rates, credit derivatives, currencies, commodities and equities) and accordingly, we manage our counterparty exposure on a net basis across all contract types (not separately for credit derivatives). Consistent with this risk management approach, we present information by counterparty credit rating for our OTC derivative portfolio on page 116 of our Form 10-K and page 133 of our Form 10-Q.

In future filings, we will disclose the settlement triggers that are typical in our credit derivative portfolio.

5.

We note your response to our prior comment 17. Please include this disclosure regarding the breakdown of your credit derivatives between Level 2 and Level 3 of the fair value hierarchy in future filings.

Response: In future filings, we will include a breakdown of our credit derivatives between Level 2 and Level 3 of the fair value hierarchy.

* * *

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in Form 10-K and Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Form 10-K and Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah Smith

Sarah Smith

Controller and Chief Accounting Officer

cc:     David A. Viniar, Chief Financial Officer

  (The Goldman Sachs Group, Inc.)

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